Exhibit 99.2
CORPORATE PARTICIPANTS
Pablo Paez
The GEO Group — Director, Corporate Relations
George Zoley
The GEO Group — Chairman & CEO
Brian Evans
The GEO Group — CFO
Wayne Calabrese
The GEO Group — Vice Chairman & President
CONFERENCE CALL PARTICIPANTS
Kevin Campbell
Avondale Partners — Analyst
Manav Patnaik
Barclays Capital — Analyst
Todd Van Fleet
First Analysis — Analyst
Jamie Sullivan
RBC Capital Markets — Analyst
Unidentified Participant
SunTrust — Analyst
T.C. Robillard
Signal Hill Capital Group, — Analyst
Clint Fendley
Davenport — Analyst
Chuck Ruff
Insight Investments — Analyst
PRESENTATION

Operator
     Good day, ladies and gentlemen, and welcome to the first quarter 2010 GEO Group earnings conference call. My name is Chanel and I will be your coordinator for today. At this time all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. (Operator Instructions) As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Mr. Pablo Paez. Please proceed.

Pablo Paez — The GEO Group — Director, Corporate Relations
Thank you, operator. Good afternoon, everyone, and thank you for joining us for today’s discussion of the GEO Group’s first quarter 2010 earnings results. With us today is George Zoley, Chairman and Chief Executive Officer, Wayne Calabrese, Vice Chairman and President, and Brian Evans, Chief Financial Officer. This afternoon we will discuss our first quarter performance, current business development activities, and the merger with Cornell Companies. We will conclude the call with a question-and-answer session. This conference call is also being webcast live on our website at www.geogroup.com. Today we will discuss non-GAAP basis information. A reconciliation from non-GAAP basis information to GAAP basis results may be found in the press release we issued this morning.

Before I turn the call over to George, please let me remind you that much of the information we will discuss today, including the answers we give in response to your questions, may include forward-looking statements regarding our beliefs and current expectations with respect to various matters. These forward-looking statements are intended to fall within the Safe Harbor provisions of the securities laws. Our actual results may differ materially from those in the forward-looking statements as a result of various factors contained in our Securities and Exchange Commission filings, including the Forms 10-K, 10-Q and 8-K reports. With that, please allow me to turn the this call over to George Zoley. George.

George Zoley — The GEO Group — Chairman & CEO
     Thanks, Pablo, and good afternoon to everyone. Thank you for joining us as we review our first quarter results, provide an update on our business development efforts and address the merger with Cornell Companies. Today we reported strong first quarter results driven by the continued solid performance from our core operations in US Corrections, GEO Care and International Services. We have increased our full year guidance to reflect our strong first quarter results, as well as the repurchase of shares under our stock buyback program. Following my initial remarks, Brian will address our financial results and guidance in additional detail. During the quarter we continued our business development efforts. We remain optimistic about the fundamental trends in our industry and the demand for our diversified portfolio of services. We are currently pursuing a number of new organic growth projects, which Wayne will discuss in more detail.
Before I turn the call over to Brian, I would like to briefly address our April 19th announcement of the planned merger with Cornell Companies. We believe the merger is a great strategic fit for both companies, which will enhance our combined Companies’ ability to pursue organic growth opportunities and further improve upon the high quality services we deliver daily to our clients. I will address this important merger in more detail later in the call. At this time, I would like to turn over the call to Brian for a review of our financial results and our guidance. Brian.

Brian Evans — The GEO Group — CFO
     Thank you, George. Good afternoon, everyone. As George stated, this morning we reported strong quarterly EPS from continuing operations of $0.34, which is at the top of our guidance range and represents an increase of 17% from the $0.29 per share we reported in the first quarter a year ago. Our total revenues for the quarter increased to $288 million from $259 million a year ago. Breaking down each of our reporting segments, our US Corrections first quarter revenues increased to $193 million from $192 million. This revenue increase was driven by the addition of expansion beds at two Company-owned Federal facilities, which offset the discontinuation of three managed-only contracts in Texas with lower per diems and margins. As a result, our US Corrections segment revenues, operating profits and operating and margins, increased year-over-year, even though our compensated man days declined slightly from last year. Our GEO Care first quarter revenues increase to $35 million from $29 million last year.
This growth was driven by the activation of the 354 bed Columbia Regional Care Center in the fourth quarter of 2009, which added approximately $6 million to our year-over-year revenues. The census at the Columbia Regional Care Center declined slightly sequentially from the fourth quarter of 2009, however, and this impacted GEO Care’s margins. As Wayne will discuss later in the call, GEO Care’s actively marketing the unutilized beds at the center. Our International Services first quarter revenues increased to $46 million from $26 million one year ago. The $11million of this revenue increase were driven by the activation of the Parklea Australia facility in the fourth quarter of 2009 and the second quarter 2009 opening of the Harmondsworth, UK immigration center. Further, favorable foreign exchange rates increased revenues by approximately $9 million.
Additionally, while the Parklea facility was activated in the fourth quarter of 2009, we incurred significant additional staffing expenses in the first quarter of 2010 to ensure a smooth transition from public sector management to our management. These expenses totaled approximately $1.5 million and are not expected to reoccur in the second quarter. Finally, our construction segment reported first quarter revenues of $14 million compared to $13 million a year ago. During the quarter, our construction segment generated just under $1 million in operating profit in connection with the construction of the $100 million Blackwater, Florida prison. As we near the end of this project, our costs are slightly less than expected, consequently, we have recognized a small profit during the quarter. We expect our future construction projects to continue to have pass-through revenues with little or no margin. Our Company-wide first quarter adjusted EBITDA grew to $44 million, a 7% increase over last year.
We also reported strong adjusted free cash flow for the first quarter of $35.6 million or $0.69 per share, which represents an increase of 14% over our first quarter results last year. Moving to our expense line items, our depreciation and amortization expense decreased year-over-year by approximately $0.5 million. This decrease was primarily driven by changes to the useful life of certain Company-owned assets. We have increased the useful life of certain Company-owned assets from 40 to 50 years. We believe this better reflects the long-term value of these assets and is consistent with industry practices. Before I address our updated guidance, I’d like to briefly update you on our stock buyback program. As of the end of the first quarter, we had repurchased more than 2.7 million shares for approximately $54 million under our $80 million share repurchase program.
We now have approximately 49 million shares outstanding. As a result of these share repurchases and improved margins and earnings, our return on equity has improved from 10% to 11%. We will consider future share repurchases on an opportunistic basis. Moving to our updated guidance for 2010, which was included in our press release this morning, we expect our full year total revenues to be in a range of $1.1 billion to $1.12 billion, which includes approximately $23 million in construction revenues. We have increased our full year earnings guidance to a pro forma range of $1.40 to $1.48 per share, excluding $0.01 per share in aftertax startup expense. Our guidance also excludes any revenues, one-time transaction expenses, and transition costs related to our announced merger with Cornell. Our increased guidance reflects our strong first quarter results and our recent repurchase of approximately 2.7 million shares.
Our guidance also reflects the discontinuation of our Moore Haven and Graysville managed-only contracts in Florida as a result of the recent rebid process conducted by the state. As stated in our press release, our guidance does not assume the activation of the expansions at our Company-owned North Lake facility in Michigan or the Aurora Processing Center in Colorado. We have, however, included the carrying costs for these still to be occupied expansions in our guidance. Following our earnings release this morning, we issued a press release announcing the signing of the management contract for the managed-only Blackwater River prison in Florida, which is now scheduled to open on November 1, 2010. The opening of this facility, which was not initially included in our guidance, will likely allow us to be closer to the higher end of our revenue and pro forma earnings ranges provided in this morning’s press release.
We will also have an additional $0.05 to $0.07 in startup expenses in the second half of the year. With regards to our second quarter, we expect revenues to be in the range of $280 million to $285 million, including approximately $7 million in construction revenues. We expect second quarter pro forma earnings to be in a range of $0.34 to $0.36 per share, excluding $0.01 per share in startup expenses related to the opening of the expansion at the Harmondsworth, UK Immigration facility. Again, our guidance does not include any revenues or any onetime transaction and transition expenses related to the merger with Cornell. Now turning to our capital availability and capital expenditure program. We believe we are well positioned to continue to pursue future growth opportunities and provide all required funding to complete our share buyback program and our planned merger with Cornell.
We currently have approximately $80 million in outstanding borrowings, along with approximately $45 million set aside for letters of credit under our revolver, leaving approximately $205 million in available borrowing capacity. Additionally, we have received committed financing for $150 million through the accordion feature under our Senior Credit Facility to support the Cornell merger. We expect to generate approximately $115 million in adjusted free cash flow in 2010. Our currently committed development CapEx in 2010 is approximately $40 million, of which $13 million was completed in the first quarter. With that, I will now turn the call over to Wayne Calabrese for an update on our business development efforts. Wayne?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Thank you, Brian, and good afternoon to everyone. I’d like to address our business development efforts for each of our three business units, beginning with US Corrections. I’ll begin with the federal market segment and the three Federal Government agencies that we serve, the Federal Bureau of Prisons, the US Marshals Service and ICE. The main driver for new bed needs at the federal level continues to be the detention and incarceration of undocumented and criminal aliens. The US Marshals Service houses undocumented aliens facing federal criminal charges. The bureau houses criminal aliens serving time as a result of a conviction and ICE detains both undocumented aliens apprehended at the border and criminal aliens who have completed their federal or state sentences and are awaiting deportation.
The continued growth in the criminal alien population, as well as the consolidation of existing detainee populations from small facilities that often fail to meet agency standards into larger compliant facilities, will continue to drive the need for federal bed space across the country. We have two Company-owned facility expansions scheduled to be completed this year that we believe will help meet the increasing demand for correctional and detention bed space. In Michigan, our 530 bed North Lake facility is being expanded by 1,225 beds. As you may know, we previously submitted this expanded facility in response to the Bureau of Prisons Car-9 procurement. In March, the bureau decided to cancel Car-9 due to a funding shortfall, but we believe the agency continues to have a strong need for additional criminal alien beds.
We are continuing our efforts to market the facility to state and federal agencies and we are hopeful that the North Lake facility will be activated later in the year or sometime next year. In Colorado, our 432 bed Aurora immigration detention facility is being expanded by more than 1,000 beds. We believe our federal clients, primarily ICE and the US Marshals, will continue to require beds as they consolidate existing populations into larger facilities, such as our expanded Aurora facility. However, we currently do not have a contract for the use of the expanded beds. Now, with regards to existing contract rebids at the federal level, the Bureau of Prisons is rebidding the contract for our Company-owned 1,380 bed Rivers Correctional Institution in Winton, North Carolina, which reaches the end of its 10 year contract term in March, 2011. Proposals for this procurement were originally submitted in May, 2009 in response to what is known as the DC3 solicitation.
Final proposal revisions were submitted in April and are currently under evaluation. An award under this procurement is expected in the next 45 days. The Bureau of Prisons is also rebidding our Company-leased Brooklyn Residential Reentry Center in New York, with an extension of our current contract through July of this year. Proposals have been submitted and we expect an award will be made under this procurement in the second or third quarter. Turning to our new proposal pipeline at the federal level, we expect ICE to issue a formal RFP in the next few months for a new 2200 bed facility to be developed and managed in the Southern California area. We expect to see an award on this large scale opportunity by early 2011. In addition, the bureau has issued a presolicitation notice for 3,000 beds for the housing of short-term sentenced offenders to be located anywhere in the states of Texas, Oklahoma, Arizona and New Mexico.
This is another large scale opportunity for existing facilities with a minimum capacity of 900 beds. Awards are expected, again, in 2011. Finally, the Office of the Federal Detention Trustee issued a request for information for an existing 650 bed facility within 75 miles of Adelanto, California. Now I’d like to turn to the state market segment. While states continue to face budgetary constraints, we continue to believe that the opportunities at the state level outweigh any potential near-term challenges. Our state clients continue to require additional beds, as inmate populations continue to increase, and aging, inefficient infrastructure needs to be replaced with new, more cost efficient prisons. As states across the country face budgetary pressures, their ability to achieve cost savings becomes an even more important priority, which leads to increased interest in prison privatization projects.
Our ten state clients’ fiscal years typically begin on July first. We expect most states will finalize their budget decisions very shortly, which will soon provide better visibility on new projects and potential contract awards. With regards to recent contract awards, as we announced earlier today, we’ve signed a management contract with the State of Florida for the 2200 — for the 2,000 bed managed-only Blackwater River facility, which is now scheduled to open on November 1st. As disclosed in our press release, our management contract for this 2,000 bed facility is expected to generate approximately $31 million in annual revenue. As a result of continued budgetary constraints, the State of Florida decided to revise this contract to reflect a less costly population mix with reduced medical and mental healthcare needs.
The original contract award and pricing reflected a significantly higher proportion of inmates in need of chronic medical and mental healthcare treatment. In Georgia, the Department of Corrections issued a notice of intent to award our Company a contract for the development and operation of a new 1,000 bed facility, expandable by up to 1500 beds to a total population of 2500. Under the terms of the intended award, GEO would finance, build and operate the new prison on a state-owned site under a long-term ground lease. At 1,000 beds we expect the facility to generate approximately $19 million in annualized operating revenues once completed. Turning to our current contract rebids at the state level, we had two managed-only contracts which were rebid by the State of Florida, the 985 bed Moore Haven and 1884 bed Graysville prisons.
These two managed-only contracts were awarded to another operator and will be transitioned in August and September respectively. In Texas, our managed-only 520 bed Bridgeport facility is currently being rebid with a contract decision expected by the third quarter. Turning now to new proposal opportunities, the State of Arizona has issued a procurement for 5,000 new in-state private beds. Arizona has made available several tracts of state owned property for the location of the new prisons, although bidders are free to offer their own sites as well. Proposals in response to this large scale procurement are due this month, with a decision expected in the second half of the year. We believe it is likely that there will be two or more awards. We also believe California presents a meaningful opportunity for our industry, as that state continues to look for ways to increase its prison capacity in response to the recent federal three judge panel ruling.
That federal three judge panel approved the state’s prisoner population reduction plan, which includes a number of initiatives, among which is the increased use of both in-state and out-of-state private beds. We expect California to contract for several thousand additional out-of-state private beds and believe the state would like to diversify its current provider base by contracting with other private operators. California has also issued an invitation to bid for approximately 800 female beds and we expect to propose our currently discontinued 224 bed McFarland facility for that procurement. Other states have continued to discuss the possibility of expanding the use of private beds to lower their costs and replace older beds. We believe the combined demand from California, Arizona, and other states represents at least 15,000 new beds.
Moving to our mental health and residential treatment business segment, during the fourth quarter of last year we completed the transition of the 354 bed Columbia Regional Care Center in South Carolina. The center currently serves the states of Georgia and South Carolina, as well as ICE and the US Marshals. And as Brian stated earlier, the center has additional bed space which is currently available and which we are aggressively marketing to potential clients. GEO Care has also been selected by Montgomery County, Texas to operate a new forensic hospital with an approximate capacity of 100 beds. The new hospital is expected to open in March, 2011 pursuant to an agreement between Montgomery County and the State of Texas for the development and operation of the new facility. As GEO Care continues to market its services across the country, we expect new RFPs will be issued by a number of states, including Georgia, South Carolina, North Carolina and others.
Next I’d like to update you on our international business development efforts. In the United Kingdom we expect to activate a 360 bed expansion of our 260 bed managed-only Harmondsworth Immigration facility by July. This expansion is expected to generate an additional $5 million in annual revenue. Additionally, there are a number of new opportunities in the UK. The government is moving forward with plans to develop five new 1500 bed prisons to be financed, built and managed by the private sector under the so-called framework agreement. We’ve gone through the prequalification process for this procurement and have been invited to compete on these opportunities. The UK is also soliciting proposals for the management of five existing prisons totaling approximately 5800 beds. Again, our GEO UK group has been short-listed to participate in these procurements.
We also expect to leverage our GEO transport division to compete on large scale transportation contracts in the UK, where we have been short-listed to submit proposals as part of a new venture we have formed with a large UK based fleet services Company. In South Africa, the department of correctional services, or DCS, is reviewing proposals that were submitted in response to their procurement of four new 3,000 bed prisons. It’s possible for one Company to be awarded contracts for two of the four and we expect contract awards to be made by the end of this year. And finally in New Zealand, the new government there has formally announced plans to privatize the management of an existing prison, as well as the development and management of a new prison. We expect a formal RFP for these opportunities to be issued in the near future and we’ve already been prequalified to participate in the procurement. I’d like to now turn the call back to George for an overview of our announced merger with Cornell, as well as his closing remarks. George?

George Zoley — The GEO Group — Chairman & CEO
     Thank you, Wayne. We are very excited about our announced merger with Cornell, which we believe is an excellent strategic fit for both of our Companies. Combining our two Companies’ complementary resources and expertise in key market segments within our industry will position us to respond to the growing needs of our diverse government client base. Our expanded service platform will improve our ability to pursue new business opportunities in the correctional and behavioral health market segments, that will further improve upon the high quality services we deliver daily to our clients. We expect to integrate Cornell’s adult service division into GEO’s existing US Corrections operating structure. Cornell’s adult community base and Abraxas youth and family divisions will be integrated into our GEO Care business unit, which is expected to increase GEO Care’s annualized revenues to approximately $330 million from $140 million presently.
We believe that the combination of Cornell’s residential treatment services with GEO Care’s behavioral healthcare service platform will create the premier service provider in this growing market. The integration of Cornell’s operating divisions into our existing business unit platform will allow us to achieve annual cost synergies, which we expect will be at least $12 million to $15 million. The merger is expected to add approximately $400 million in annual revenues, bringing our combined annual Company revenues to more than $1.5 billion. Additionally, the merger is expected to substantially increase our Company’s EBITDA, net income and free cash flow. Initially we expect the merger will have a neutral impact to 2010 pro forma earnings per share and become accretive in 2011. And we have stated publicly that this accretion is not dependent on the utilization of Cornell’s Hinton, Oklahoma facility, which is currently houses Arizona inmates or the reactivation of Cornell’s two female facilities in California.
This past week we made our regulatory filings with the Justice Department and the SEC and we expect the regulatory approval process to take approximately 30 to 60 days, followed by the shareholder voting, which is expected to have a merger closing date in the third quarter. On behalf of all of GEO’s employees, I would like to extend a welcome to all of the Cornell employees and express our excitement in merging our two successful companies. In closing, we are very pleased with our first quarter results and increased guidance for the full year, which continues to show strong performance from our three business units. We continue to be optimistic about the overall demand in our industry and we believe that our merger with Cornell will transform both of our companies, creating a significantly enhanced platform for growth and diversification.
As you have heard today, the GEO Group has multiple initiatives under way that we believe will increase shareholder value, from the continued aggressive pursuit of organic growth opportunities to an ambitious stock repurchase program, as well as acquisitions and diversification efforts, as reflected by the merger with Cornell Companies. We view these initiatives as complementary. None are pursued to the detriment of the others. This concludes our presentation. We would now like to open the call for your questions.

QUESTION AND ANSWER

Operator
     (Operator Instructions) Your first question comes from the line of Kevin Campbell of Avondale Partners.

Kevin Campbell — Avondale Partners — Analyst
     Good afternoon, thanks for taking my questions. I wanted to start with a quick one on the merger agreement. I’m curious what your customers’ response has been. I think, if I recall back to the conference call you hosted, that was sort of one of the steps you had to go through, talking to all the customers and perhaps getting their approval on the transition and so I’m curious if there has been — A, what the response has been in general, if there’s been any pushback and if so, what that’s been.

George Zoley — The GEO Group — Chairman & CEO
     On the date of the announced merger, we in GEO contacted all of our clients and Cornell did the same with their clients and to my knowledge everyone contacted indicated a fairly positive response to the merger. And no to my knowledge there was no pushback.

Kevin Campbell — Avondale Partners — Analyst
     Okay. Great. And if there were, I mean, just theoretically, if a customer were to say, you know what, we don’t approve of this, do they have the right to exit a contract if they were not to approve?

George Zoley — The GEO Group — Chairman & CEO
     I believe client consents are required in a number of instances, but we don’t think that’s likely.

Kevin Campbell — Avondale Partners — Analyst
     Okay. Great. Move on. I missed — I heard some of the comments about Georgia, obviously we all know about the award but I’m curious about the — why we haven’t seen an announcement here. I didn’t catch it if you said in your prepared remarks, Wayne, about what sort of the delay is on that, on the formal announcement on Georgia.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     There was a bit of a delay required by a request that we made for an extension of the lease from what was originally a 25 year term to a 40 year term and that was just recently completed by both the Senate and the House. I honestly don’t know if the governor has signed that or if it’s even something that requires the governor’s signature. I’m sure that now that the session is over, we’ll be back in those discussions to finalize contract documents, et cetera, should be the next step.

Kevin Campbell — Avondale Partners — Analyst
     Okay. And was there any discussion about expanding the facility? I know that was something that was approved here in the House and the Senate, because I know that that was a possibility going from 1,000 to whatever, another 500 or 1,000 inmates, particularly in light of Cornell cancelling their contract with the state. So is that something that’s been approved or by the Senate and House at this point or not yet?

Wayne Calabrese — The GEO Group — Vice Chairman & President

     Nothing further has been approved at this time. The 1,000 bed was the notice of intent to award. As you know, the award can go all the way up to 2500 beds under the procurement and we’re of course open to discussions with the state to meet their requirements, especially as they may have been changed by some of the events that took place in the federal arena.

Kevin Campbell — Avondale Partners — Analyst
     Okay, great. Another question on one of the existing opportunities. So the 3,000 bed presolicitation that the BOP issued, as you said, it has to be for existing facilities in those four states. You guys at this point pre any merger with Cornell don’t have existing capacity, empty beds in those states. So let’s say for whatever reason the Cornell deal doesn’t work out, do you really feel like you’ve got a seat at the table here? I know historically you’ve not been willing to cancel the contract with an existing customer for a newer customer, so if Cornell, if that deal doesn’t play out do you feel like you’ve got a shot at these beds or — ?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Well, I think you’ve covered the territory pretty well, but we really have never in the past and aren’t going to start today discussing what our particular strategy might be on any particular procurement. But I think you’ve described the situation pretty accurately, Kevin.

Kevin Campbell — Avondale Partners — Analyst
     Okay. Couple questions for you, Brian. On the D&A, so you mentioned the tweaks going from 40 years to 50 years on the useful lives of some of your assets. Just maybe give me a quick update on sort of why you were perhaps using 40 years before and what led to the determination that 50 was the right number on these assets?

Brian Evans — The GEO Group — CFO
     Well, I think that 40 years had been in place for a long time, even prior to my term with the Company, but as the Company has become more asset intensive and owns more of these facilities and we looked at the quality of the construction, the steel, the concrete, the nature of these facilities, it seemed appropriate to at least review whether or not there was room to extend the life and we looked around. Within the industry, certainly, there our competitors amortized some of their assets over 50 years, some REITs do that with large office type buildings. We did an engineering review of the facilities and then most of the facilities, although not all of them, qualified for an extension and once we completed that we went ahead with that change.

Kevin Campbell — Avondale Partners — Analyst
     Okay. And when you have a — let’s say you guys spent $100 million on a new project. What should be the average — are we depreciating, is it 50 years or is that just on some of that CapEx spend? Is the blended rate closer to a 45 or a 40?

Brian Evans — The GEO Group — CFO
     No, again, we looked at it on a facility by facility basis. So for the most part, I would say use a, especially on new builds because of the quality of the construction. So there was a few older facilities and smaller facilities that are staying at 40 years or may even be a little bit less than 40 years, but our new large scale facilities and the expansions will be on a 50 year basis.

Kevin Campbell — Avondale Partners — Analyst
     Okay. And then when should Aurora and North Lake, the impact from those start to affect numbers. It didn’t seem like they had any impact in the first quarter.

Brian Evans — The GEO Group — CFO
     The Michigan facility will impact in the second half of the year and the Aurora facility will start to have some impact in the second quarter and then a full impact in the third quarter.

Kevin Campbell — Avondale Partners — Analyst
     Okay, great. I’ll jump back in the queue. Thank you very much.

Operator
     Your next question comes from the line of Manav Patnaik of Barclays Capital.

Manav Patnaik — Barclays Capital — Analyst
     Hi, good morning, gentlemen. One question, I believe, you didn’t reaffirm it, but I believe your guidance includes flat per diems to what they were during the last budget cycle and I was wondering if that was the same. Also, based on your discussions with your clients, particularly your ten state clients, when do you expect sort of the utilization at existing facilities to start picking back up?

George Zoley — The GEO Group — Chairman & CEO
     On the first issue, our per diems primarily with state clients are flat and our guidance reflects that. And we would hope the utilization increases from the present system-wide occupancy of approximately 95% to its historical average of 97% over the course of the next year. We think that the early release initiatives and the parole initiatives are really just temporary solutions that will have only temporary effects and over the course of the next year we think the populations will increase in the state facilities.

Manav Patnaik — Barclays Capital — Analyst
     Okay. And I guess to follow-up on the question on the customer feedback with respect to the merger, I was just curious in terms of what sort of — I guess if you could give us an example of what would happen at one of these facilities, like how the customer looks at it in terms of — like, does the branding change? Have you guys thought of that? Or from the customer’s perspective, as long as it’s operated that they have a relationship with, it really doesn’t matter?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     We went through CSC acquisition a couple years back and we went through that very process and it will be very much the same anticipated for this one. And that includes everything from uniforms and branding and signs and flags and everything else that you might imagine and we have people that are actively engaged in assessing all of that and putting that on a timetable and schedule. So it’s part of what happens in any acquisition. This one, of course, is larger than the previous one, but in terms of what needs to be done, it’s pretty much the same.

Manav Patnaik — Barclays Capital — Analyst
     Okay. And final question, just I missed it and also if you could give a little more color, just on, Wayne, I think you mentioned the — there was a transportation opportunity in terms of potential award in the UK. If you could just provide a little more color on that, please.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     The UK has contracted out most, if not all, of their custodial service transportation, meaning moving inmates from wherever they’re detained to courts and then back to their detention. And that’s being done, I believe, on four or five different regional levels. In other words, they have districts that they’ve chartered out through the country and that we’re teamed up with a large fleet services management company in the UK to provide that service. That transport, fleet transport company will be providing the vehicles and the maintenance and the servicing of those vehicles, et cetera. We would be expected to provide the staffings, especially the security staffing, for the transportation runs, as well as the security in the courtrooms while those detainees are in the courts. So it’s a fairly comprehensive service that’s been contracted out in the country and we’re excited about this opportunity.

Manav Patnaik — Barclays Capital — Analyst
     I’m sorry, if I could just ask like what sort of numbers are we talking in terms of the revenue opportunity and maybe the margins on these type of contracts?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     In terms of the revenues, I believe it runs to actually the low billions of dollars over 10 year term of the contracts for all of the regions. We obviously don’t expect to win all of the regions, but the total market, if you will, is in the billions of dollars for 10 year terms. And the margins at this point we had experience with this in the past. The margins would be consistent, say, with managed-only to our leased type of business in the 10% to 15% range, that kind of margins.

Manav Patnaik — Barclays Capital — Analyst
     Got it. Thanks a lot, guys.

Operator
     Your next question comes from the line of Todd Van Fleet of First Analysis.

Todd Van Fleet — First Analysis — Analyst
     Good afternoon, guys. Having a hard time getting my head together following the — still reeling from Wayne and Brian’s stepped up profile in the call here today. It’s fantastic. (laughter) Let me see if I can squeeze a few questions out here. On the construction profit in the quarter, there’s no reason you guys are going to have to kind of give that back. I mean, you can keep that, is that right?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Yes, these are firm fixed price contracts that we always have something set aside for what may come up in the course of new construction and in this case those costs didn’t quite evolve as they may have and so we had a little left over at the end of the project.

Todd Van Fleet — First Analysis — Analyst
     Okay. And then, Brian, if you could remind us what the impact is of the lower payroll cost stepping up from Q1 to — or at least moving into Q2 from Q1.

Brian Evans — The GEO Group — CFO
     The way I would look at it, from Q4 to Q1, labor related tax costs and some other labor related cost steps up about $3 million and then it will step down probably about $2 million or so going into Q2 and then Q3 and Q4 will normalize out and then it steps back up again in Q1.

Todd Van Fleet — First Analysis — Analyst
     Right. Okay. Thanks.

Brian Evans — The GEO Group — CFO
     Also, I was going to add to what Wayne said, that keep in mind this project in total is $113 million project and we say these are pass-through revenues, the margin that we’re talking about here is about $1 million, so less than 1%.

Todd Van Fleet — First Analysis — Analyst
     Right. Right. Okay. Then on the new business development front, Wayne, you talked about the notion that some of these states are looking at replacing their aging infrastructure and that seems to be the easiest and quickest way for the states to find some relief in their budgets. If they put up a brand-new facility, not only can they operate that facility at less cost because of — it doesn’t require as much staff, presumably, in addition to other efficiencies regarding utilities and such, but perhaps if they let the private sector operate it they can also get that cost savings on personnel as well. So I’m wondering, are you actually in discussions with any states who are thinking along these lines and how close to soup are those discussions?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Well, maybe it would be a bit more appropriate for me to look backwards rather than forwards. If you look at the state of Georgia with the styles in bed procurement that they recently went through. In that state, I believe, they’ve closed as many as three, perhaps four or five facilities over the course of the last three years that were aging infrastructure. And in fact, the reason that the state made available the state owned site in Milledgeville, Georgia, which is the site we selected for our proposal. The reason they made that available is because they had just recently closed, I think, two prisons and are planning on closing a third, all located in Milledgeville. And in discussions with the commissioner or director of corrections in that state, it’s clear that they understand very well the cost of that old infrastructure, some of which was not even originally designed to serve as a prison, and to replace it with more efficient and less costly operations.

Todd Van Fleet — First Analysis — Analyst
     So apart from Georgia, though, are there any other states that are — for which you guys are having discussions that are thinking along those same lines?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Certainly there were some discussions here in the state of Florida regarding how to save sufficient funds to fund the new opening of Blackwater River in November. It’s not entirely clear to me that anything is going to be closed as such, but that perhaps some areas of existing prison operations may be closed or peeled back a little bit to provide necessary savings and funding to fund the Blackwater River, which now has been funded by the legislature. So I’m sure it’s quite true in a number of other states. Whenever a new prison is put on the boards for a procurement, they’re probably at the same time that director, secretary, or commissioner is looking pretty hard at whether or not either an entire facility or some old wings might be subject to closing.

Todd Van Fleet — First Analysis — Analyst
     Okay. Let me ask you on different side of the country, then. California and Arizona, which procurement do you think is more likely? Which — what state is likely to be kind of — have they — which state will have kind of determined a solution for themselves first? Would it be California in terms of their out-of-state, additional out-of-state transfers or do you think it’s Arizona with its 5,000 bed RFP? Just thinking in terms of timing.

George Zoley — The GEO Group — Chairman & CEO
     Which one will announce first?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Which one will make a decision first or which one will have the beds up first.

Todd Van Fleet — First Analysis — Analyst
     Which one will come out with some sort of solution that will allow you guys to maybe say a little something?

George Zoley — The GEO Group — Chairman & CEO
     I would think California will award first.

Todd Van Fleet — First Analysis — Analyst
     Okay. And then — okay. I’ll just leave it at that. On Georgia, Wayne, I think I was writing or something when you talked about the 1,000 bed procurement.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Okay.

Todd Van Fleet — First Analysis — Analyst
     Was the notice of intent to award that still the status at the moment?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Yes.

Todd Van Fleet — First Analysis — Analyst
     Okay. And the reason it’s still in kind of notice of intent to award and not an actual award, is that because the state is still trying to figure out what it’s going to do with the inmates that it will no longer be having in the Cornell facility.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Well, as I mentioned earlier, the notice of intent was essentially conditioned upon extending the ground lease from its 25 year term that was in the RFP to a longer term. That’s been completed to 40 years now by both houses of the legislature. Again, I honestly don’t know if a governor has to sign that or if he has signed it in fact. So that was part of the delay, quote, unquote. And as I also said, we’re continuing to be ready for discussions with the state at their request to address any additional needs they may have within the 2500 bed limits of that procurement.

Todd Van Fleet — First Analysis — Analyst
     Okay. So it’s still possible that we could see it opened up to 2500?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     I don’t think that’s likely, but I think it’s possible that something further could be discussed.

Todd Van Fleet — First Analysis — Analyst
     And just so I understand, something further could be discussed, that means the site that you guys use for that procurement of 1,000 beds would not be used as part of an expansion?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     No, I just meant that something between the 1,000 beds and the 2500 beds might be up for discussion. Remember, regardless of what’s discussed, there’s a cost involved and funding has to be made available for that.

Todd Van Fleet — First Analysis — Analyst
     Okay. That’s it. Thanks.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Okay.

Operator
     Your next question comes from the line of Jamie Sullivan of RBC Capital Markets.

Jamie Sullivan — RBC Capital Markets — Analyst
     Hi, good afternoon, everybody.

George Zoley — The GEO Group — Chairman & CEO
     Hello.

Jamie Sullivan — RBC Capital Markets — Analyst
     Question on the guidance, I know in the release you mentioned you’re not including Blackwater River. Will there be an earnings benefit from those two months excluding the startup costs?

Brian Evans — The GEO Group — CFO
     Well, I think that’s why we said that we’ve given guidance on the startup cost, $0.05 to $0.07, and then I think there will be some favorable impact from those two months and that’s why we said that that will put us on a pro forma basis in the higher end of our range.

Jamie Sullivan — RBC Capital Markets — Analyst

     Okay. Thanks. And then if we just think about that contract, any reason to think that the margins would be different from the Graysville, Moore Haven managed-only contracts that you typically get in Florida?

George Zoley — The GEO Group — Chairman & CEO
     It does contain a higher level of healthcare services.

Jamie Sullivan — RBC Capital Markets — Analyst
     And higher margins are associated with that?

George Zoley — The GEO Group — Chairman & CEO
     Well, higher rates and margins.

Jamie Sullivan — RBC Capital Markets — Analyst
     Okay. Great. All right. And then sorry if I missed this, but Brian, you talked about the length and life of some of the facilities. Did you mention the impact on D&A this year?

Brian Evans — The GEO Group — CFO
     Probably about a little less than $0.01 a quarter.

Jamie Sullivan — RBC Capital Markets — Analyst
     Okay. Okay, great. And some of the outstanding opportunities that you talked about, just wondering if you would give a sense of when you think a decision could occur on some things like the California female beds, those seem like they could have a little bit more visibility and also maybe South Africa and the UK, I know those have been on the board for a while, if there’s any update or more clarity on when a decision might be made.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Well, with respect to California, I think I’m correct, we just received something within the last couple of days that may have accelerated their dates a little bit, a week or two. So I think they’re poised to review what’s submitted in response to the female bed procurement and to make their decisions and their awards as quickly as they can make that process work.

George Zoley — The GEO Group — Chairman & CEO
     Third quarter?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Yes, I think that’s very likely.

George Zoley — The GEO Group — Chairman & CEO
     Third quarter for California.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     As far as South Africa, it is under active review. New minister assumed office there with the change in government and she has been actively reviewing the procurements to make sure they meet with her vision of the department’s requirements. It’s also under Treasury review and a couple of other departments in government. We continue to think that what we said in the call today is correct, that by the end of this calendar year should be a decision made. It’s certainly taking longer than we originally had anticipated, but it’s a very large step for them to build almost simultaneously 12,000 plus beds in the country and so they’re taking their time to make sure they get it right.

Jamie Sullivan — RBC Capital Markets — Analyst
     Sure. Okay. And the UK?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     The UK process is fairly deliberative. The transport one I mentioned that’s ongoing will go through a process of what they call competitive dialogue meetings, which will be followed by a process of pricing and final pricing and I think they expect to make an award sometime toward the end of fourth quarter, perhaps very early in the first quarter of next year. The framework agreement I honestly don’t remember the exact dates on that, but my guess is both the framework and the new bids will also be third, fourth quarter of this year.

Jamie Sullivan — RBC Capital Markets — Analyst
     Okay. Very helpful. Thanks. And then just one last quick one on the discussion of the replacing older state facilities with new private facilities. It sounds like where you’re focusing or where you see the opportunity is in existing states that currently utilize private providers at this point. Is that a fair way to think about it?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Yes, I think that’s a very fair way to characterize it. I think states that have historically been resistant to privately contracted services will be taking, hopefully, a new, renewed look at what opportunities that may provide them to save money and we’re certainly going to be promoting it along with our competition in the industry, but we think the easier path, of course, is to have continued conversations with our existing clients and make sure they’re aware of those opportunities and how much can be saved.

Jamie Sullivan — RBC Capital Markets — Analyst
     All right. Thanks for all the questions.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Thank you.

Operator
     Your next question comes from the line of Tobey Sommer of SunTrust.

Frank Atkins — SunTrust — Analyst
     Hi, this is Frank in for Toby. A couple quick numbers questions. What was cash flow from operations and what assumptions do you have for foreign currency movement in guidance?

Brian Evans — The GEO Group — CFO
     Cash flow from operations was about, say, approximately $65 million during the quarter, so we had a very strong quarter. A lot of that was favorable working capital changes. And then for foreign currency, we update our projections every quarter based on the forward estimates on Bloomberg. So whatever’s on Bloomberg is what we use and we just update it on a quarterly basis based on that, sort of a consensus estimate.

Frank Atkins — SunTrust — Analyst
     Okay. And in regards to the recompete of the Brooklyn reentry center coming up, can you remind us what margins are like on that contract?

George Zoley — The GEO Group — Chairman & CEO
     I think we’ve described those margins as being analogous to our leased facilities, 15% to 25%.

Frank Atkins — SunTrust — Analyst
     Okay. Great. And finally, on the Columbia Regional Care, you talked about marketing some available beds there. Can you describe kind of the opportunities you see and how that’s going? Any update or color you could give?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Well, the four existing clients we mentioned, Frank, Georgia, South Carolina, the two federal agencies, the Marshal’s and ICE, all have continuing needs in this area and I think they’re getting more and more comfortable with the transition that’s been made and with our continued operation of the facility and the additional support we’ve brought from our corporate offices here, GEO Care’s additional support. And so we’re of course talking to them about increasing their use of the facility, something they’re familiar with and comfortable with. And then we’re expanding that marketing effort to other states, as well as the Bureau of Prisons, to make sure that everyone we think within, say, a regional catchment area that makes sense is aware of these beds, the services that are provided and they’re pretty significant services of medical care, that they’re aware of those services and the pricing for those services, which in many cases is significantly lower than their own current cost for providing those same services.

Frank Atkins — SunTrust — Analyst
     Great. Thank you very much.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     You’re welcome.

Operator
     Your next question comes from the line of T.C. Robillard of Signal Hill Capital Group.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     Good afternoon, guys. Just a handful of questions. First, on the results. Brian, were the — the managed-only Florida contracts, were those in the first quarter results or were those listed down in discontinued ops?

Brian Evans — The GEO Group — CFO

     No, those are included in the first quarter results. They won’t be included in disc ops.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     Okay. And so they — is that the same for all the statistics, so like man days and occupancy and stuff like that as well?

Brian Evans — The GEO Group — CFO
     Yes.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     Okay. And then so can you just give me a sense then what drove down the man days year on year? I mean it wasn’t — relative to the size of the man days that you have, it wasn’t a significant number. I’m just trying to connect some dots here and just trying to make sure I understand it correctly.

Brian Evans — The GEO Group — CFO
     So the main drivers of the decline in compensated man days, about 70,000 in net decline, was due to the closure of managed-only contracts last year or the exiting of certain contracts, primarily the Newton County facility, which was about an 850 bed facility, the Jefferson facility also in Texas and then the Fort Worth Community Center. So between those three facilities, I’ll say it was about 1700 beds that we exited from that were lower per diem, lower margin contracts and those beds were partially offset primarily by the Broward facility expansion and the new contract there that took place in the second quarter of last year, as well as the Tacoma expansion coming online in the fourth quarter. So probably about 600 or 700 beds that came online, but much higher per diem, managed or owned facilities with higher incremental profit as well. So that’s the crux of what’s going on in the US Corrections segment.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     Okay. I was under the impression that those managed-only contracts that you exited last year were in discontinued ops, so they’re not. Those were fully reflected in the first quarter 2009 man days.

Brian Evans — The GEO Group — CFO
     Yes.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     Got you. Okay, that explains it. Thanks. And then just any more granularity on the international margins in the quarter? Even if we add back the $1.5 million in terms of what’s essentially onetime expenses in Australia, still looks like there was some, definitely a decline year on year, a little bit less, probably more seasonal related in terms of a sequential decline. I’m just trying to get a sense as to what the delta is first quarter this year versus first quarter last year, specifically on the margins.

Brian Evans — The GEO Group — CFO
     It’s still the main impact is going to be the Parklea facility. So adding back those losses just gets it to a breakeven number. So then going into second and third quarter when it actually becomes profitable and has positive operating margins, then the margins will step up, back up above 8%, 8% to 10%.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     Okay. Sticking on kind of the international theme, just a follow-up to the prior question there, on your guidance with FX rates, you used the spot rate at the end of the quarter or do you use the first quarter average or the prior quarter average when you look to incorporate FX in your upcoming guidance?

Brian Evans — The GEO Group — CFO
     Well, when we look at the guidance going forward, we look at the forward rates. We don’t — we obviously use the historical rates to provide some comfort on the forward rates, but we use the forward rate curve and we have a subscription to Bloomberg and we get it off there.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     Okay. Then on — with respect to the useful life change, was that something — has that been blessed by your auditors or is that something that needs to get blessed at the end of the year when you go through your review.

Brian Evans — The GEO Group — CFO
     We talked about it with the auditors during the quarter. We did a study. They reviewed the study and they’re comfortable with the change.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     Okay. Perfect. And then just two last ones. The free cash flow guidance, can we assume that that’s unchanged from the number that you put out last quarter? I noticed there wasn’t anything in the press release, but figuring just where the changes were on the earnings side being shares outstanding related, is it safe to assume that that’s a similar rate than what you have?

Brian Evans — The GEO Group — CFO
     Yes.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     Okay. Perfect. And then last one, just George or Wayne, could you give us a sense as to the merger with Cornell, as we’re — any key milestones beyond obviously regulatory approval, shareholder votes and things like that. Can you give us a sense operationally how you guys are looking at this? I mean, I know from your last call you talked about really running the Company separately until close. You’re using a lot of publicly available information. But I’m assuming there’s going to be some sort of transition teams and there does have to be at least some thought process or peeling back the onion a layer or two. I’m just trying to get a sense as to where you are with transition teams, any milestones you can share with us, just anything along that line.

George Zoley — The GEO Group — Chairman & CEO
     We have identified our transition teams, as has Cornell, and we are communicating on a periodic basis and we are, I think, poised to begin some site visits starting next week. So the integration is fully under way. We are mindful to preserve the confidentiality of any pending proposals, bids, et cetera. So nobody’s getting involved in those areas. It’s all related to general operations and back office services that we’re trying to better understand and prepare for the final integration.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     Would that include then, as far as on a management level and on a back office basis, would that include decisions or a thought process around personnel or is that something that you’ll need to wait until it’s actually closed to really do.

George Zoley — The GEO Group — Chairman & CEO
     I think that will take some time. We think we’ve got about 90 days to research those issues and come up with decisions.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     But would those decisions be pre or post close, at least internally. I’m not necessarily talking about what you would announce to the market, but as far as your internal plans.

George Zoley — The GEO Group — Chairman & CEO
     On a planning basis they’ll be preclose. On an announced basis they’ll be post close.

T.C. Robillard — Signal Hill Capital Group, — Analyst
     Yes, makes sense. Okay, great. Thanks, guys.

George Zoley — The GEO Group — Chairman & CEO
     Thank you.

Operator
     Your next question comes from the line of Clint Finley of Davenport.

Clint Fendley — Davenport — Analyst
     Good afternoon, gentlemen. Any thoughts on the impact from the recent Arizona immigration legislation?

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Did they have some legislation on immigration? (laughter)

George Zoley — The GEO Group — Chairman & CEO
     I think I’m increasingly convinced of their need for 5,000 new beds.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Yes.

Clint Fendley — Davenport — Analyst
     Okay. So I guess no other real color on the longer term opportunity from what could be a big shift there in their policy?

George Zoley — The GEO Group — Chairman & CEO
     No. What it may mean with regard to use of out-of-state beds, we don’t know. We haven’t heard anything in that regard. We’re just focusing on the immediate procurement, which is for the 5,000 beds and they’ve identified several locations on state-owned properties in which you could develop in different configurations, so our concentration has been on that opportunity.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Clint, this is Wayne. Regardless of how one feels about the legislation, obviously reasonable people have a lot of different views of it. It certainly indicates a level of frustration by the public out there about immigration policies and it’s going to be reacted to in one way or another and I can only believe that the opportunities at the federal level are going to continue a pace as a result of what’s happening. I think people understand there’s still a relatively low threshold of tolerance for people coming across the border and those laws not being enforced and that can only mean that border enforcement at the federal level and ICE detention requirements, both for those people who have completed their sentence need to be processed and deported back to their country of origin or those people coming across the border being caught are going to have to be detained and that to me at least suggests there’s going to be enhanced opportunities for what we do.

Clint Fendley — Davenport — Analyst
     Okay, fair enough. Switching gears, how should we think about the longer term occupancy rate in GEO Care post the Cornell deal, given what will be a sizable revenue increase for that segment?

George Zoley — The GEO Group — Chairman & CEO
     I would think that the occupancy rates — well, let’s take them in two divisions. In the youth services, I think those occupancy rates are in the 80s and I don’t see really any change there. The occupancy rate in corrections is, I think, on a system-wide basis exceeds 100% and I don’t see much improvement there. It’s really on the community corrections side only through the increased capacity through expansions or the development of new facilities. Going back to youth services, it may be possible to further increase some of those occupancies by the synergies we’re hoping will take place in the exchange of ideas and expertise within GEO Care and Abraxis and I don’t know how many cases there are of that nature that lend itself to that where the clients may feel inclined to increase occupancy as a result of more resources being brought to bear in improving the quality of the services at particular facilities.

Clint Fendley — Davenport — Analyst
     Great. Thank you guys.

Operator
     Your next question comes from the line of Kevin Campbell of Avondale Partners.

Kevin Campbell — Avondale Partners — Analyst
     Thanks for taking my follow-up questions. I wanted to ask a couple — just one real quick on the Columbia Regional Care, softness in populations there. Would you attribute that to sort of normal seasonality? Was that unexpected? Is it coming from one customer? All four? Could you maybe give us some additional color on that and if and when we think that occupancy at that facility will tick back up?

George Zoley — The GEO Group — Chairman & CEO
     We’ve only had the facility for one year, so we really can’t comment whether it’s seasonal or not. We really don’t know. But as Wayne indicated, there are four customers. We think it’s an excellent facility. I visited it myself and Wayne did as well and it’s a first class facility and we are very optimistic we’re going to improve on the occupancy in the near future.

Kevin Campbell — Avondale Partners — Analyst
     Was there any one particular customer where it was soft or did you see it across all four?

George Zoley — The GEO Group — Chairman & CEO
     I don’t think that there was any one particular customer.

Kevin Campbell — Avondale Partners — Analyst
     Okay. On the share repurchase, do you expect to continue to be active here or do you think you’ll keep that capital in lieu of the transaction with Cornell and perhaps some of the cash you’ll need there? Could you maybe give us some thoughts on at least here in the short-term what your expectations are for the share repurchase?

George Zoley — The GEO Group — Chairman & CEO
     I think we said we would look at future repurchases on an opportunistic basis, that means when we — when it fits within our economic model, we will consider such transactions. But as Brian said, we have a very strong balance sheet and we’re capable of continuing with those share repurchases as well as providing the adequate financing for the Cornell merger.

Kevin Campbell — Avondale Partners — Analyst
     Okay. And then on the UK transportation, I think if I recall, you guys had your own UK transportation entity that you closed a year or two ago. So maybe remind us why you closed that entity and why now you feel like you’re ready to get back in the game?

George Zoley — The GEO Group — Chairman & CEO
     Well, we actually had a very small entity that provided ancillary transportation services in the UK, kind of as a back stop when there was an overflow need. But even prior to that, when we had our joint venture Company in the UK, we had a full-blown operation that did one of these regions, so we do have the experience of running a large scale operation, which is being competed at this time. And my recollection is that these contracts are several tens of millions of dollars per year. So they’re large scale contracts under a long-term that we feel very excited about and feel very capable in competing for such contracts.

Kevin Campbell — Avondale Partners — Analyst
     Okay. Great. Thank you very much.

Operator
     Your next question comes from the line of Chuck Ruff of Insight Investment.

Chuck Ruff — Insight Investments — Analyst
     Hi. When you announced the deal with Cornell, you mentioned the combined Company generating $180 million a year in free cash flow. I assume that’s based on maintenance CapEx. Can you talk a little bit about that and the assumptions behind it? For example, does that assume Cornell keeps the Arizona inmates?

Brian Evans — The GEO Group — CFO
     Well, I think the free cash flow estimate after the satisfaction or non-recourse debt requirements with the MCF facility is probably closer to $160 million to $170 million. But it was based on our modeling assumptions, which as George indicated, does not include any positive performance at the Hinton facility or in their California facilities.

Chuck Ruff — Insight Investments — Analyst
     Okay. So it assumes that they do not keep the Arizona inmates and I’m sorry, the change to $160 million to $170 million is — what was that? It was regarding to the MCF.

Brian Evans — The GEO Group — CFO
     Right, so the MCF facility has about $25 million a year in payments to satisfy the principal and the interest obligations on that non-recourse entity.

Chuck Ruff — Insight Investments — Analyst
     Okay. So it’s $160 million to $170 million now instead of $180 million. Okay. And so we’re not assuming you keep Arizona or California. Anything else you can tell us on that? It is based on maintenance CapEx; correct?

Brian Evans — The GEO Group — CFO
     It is after maintenance CapEx, that’s right.

Chuck Ruff — Insight Investments — Analyst
     Okay. And it’s not assuming any projects that have not been signed, that do not have signed contracts by either Company now?

Brian Evans — The GEO Group — CFO
     That’s right.

Chuck Ruff — Insight Investments — Analyst
     Okay. Okay, very good. Does that include a working capital addition or subtraction or large deferred tax addition or subtraction?

Brian Evans — The GEO Group — CFO
     No.

Chuck Ruff — Insight Investments — Analyst
     Okay. Very good. George, it sounds like you could be close to getting a final contract for 1,000 beds there. Interested in why you’re interested in that deal. Obviously with the CapEx required, it’s not going to meet your minimum ROI at 1,000 beds, especially given kind of the recent history Georgia had with Cornell in their D Ray James facility. I’m wondering why you are so interested in the deal?

George Zoley — The GEO Group — Chairman & CEO
     Well, the deal is a deal for 1,000 beds, expandable to 2500. And I think you’re right, it’s the greater potential is through the expansions and that would remedy the economics you’re talking about. So if it was listed as only 1,000 bed facility, I don’t think we would have this much level of interest.

Chuck Ruff — Insight Investments — Analyst
     I guess from where I sit, you’re committing a lot of capital to a deal without — with basically the hope that you get an extension and after just watching what happened with Cornell and D Ray James where they thought they had a deal and didn’t, with the exact same customer, I’m wondering why you feel confident that you will get the extension and then it will generate a sufficient ROI.

George Zoley — The GEO Group — Chairman & CEO
     Well, there was a procurement for these 1,000 beds expandable to 2500 before Cornell won its contract with the BOP and which requires now the transfer of 1700 prisoners, Georgia prisoners, back to the State of Georgia. So conceivably there, just by that arithmetic, there could be a need for 1700 beds in addition to the original 1,000 beds. So there hasn’t been a determination as yet as to how many beds they need and we’ll see what comes out of that.

Chuck Ruff — Insight Investments — Analyst
     Lastly, did I, this is a small thing, did I hear correctly that the amount of construction profit in the first quarter was $1 million pretax?

Brian Evans — The GEO Group — CFO
     Approximately, in the construction segment.

Chuck Ruff — Insight Investments — Analyst
     Okay. That’s all I had. Thank you.

Operator
     And your final question comes from the line of Todd Van Fleet of First Analysis.

Todd Van Fleet — First Analysis — Analyst
     I just wanted to follow-up on ICE. Is there any activity happening within that agency that would make you believe that they are, the wheels are in motion on this industry or nationwide kind of consolidation activity?

George Zoley — The GEO Group — Chairman & CEO
     Well, I think the 2200 bed procurement for the Los Angeles area is an indication of that. That’s a very large scale procurement for them and it would probably impact bed space they have in surrounding areas.

Todd Van Fleet — First Analysis — Analyst
     Okay.

George Zoley — The GEO Group — Chairman & CEO
     That’s the best example of that, Todd.

Todd Van Fleet — First Analysis — Analyst
     Okay. And George, just wanted to get your thoughts on Arizona and their budget situation and let’s assume that the merger’s going to — the acquisition’s going to go through. And you’re going to be owning the Great Plains facility that Cornell has in Oklahoma. I think your opinions, your thoughts on the out-of-state transfer business is pretty well established. I’m wondering about with the pipeline of activity that’s out there in the industry, a 3,000 bed RFP or not really an RFP but the presolicitation, I guess, from the Feds, California, would you — even if the 1% tax isn’t voted in and the funding doesn’t get approved in Arizona and for some reason they still need those out-of-state beds, for whatever — assign whatever probability you want to that. Is the prospect of holding on to that business for maybe another year better than the prospect of winning a multi-year piece of business with another customer? I guess I’m looking to get your — see where your head is at on that.

George Zoley — The GEO Group — Chairman & CEO
     On a generic basis, I think the answer would be no. A one year contract is not as good as a 10 year contract.

Todd Van Fleet — First Analysis — Analyst
     And by 10 year contract, that’s the type of contract that you’d be pursuing with either the — I guess I haven’t seen the detail, I guess, on the 3,000 beds, but is the 10 —

Wayne Calabrese — The GEO Group — Vice Chairman & President
     It’s a long-term contract, whether it’s actual ten or a five with another five, I can’t recall.

Todd Van Fleet — First Analysis — Analyst
     Okay.

George Zoley — The GEO Group — Chairman & CEO
     A long-term contract with a federal agency would be much better than a short-term out-of-state contract.

Todd Van Fleet — First Analysis — Analyst
     Okay.

George Zoley — The GEO Group — Chairman & CEO
     With anybody.

Todd Van Fleet — First Analysis — Analyst
     So I guess it sounds like, and I don’t want to be too presumptuous so you check me here, but would it be safe to assume that either way Arizona won’t be a customer in Great Plains for the combined Company.

George Zoley — The GEO Group — Chairman & CEO
     I don’t know. I think the bigger issue is, I think there’s enough procurements at the federal and state levels that the unused inventory around the country, I think it’s going to get used up in the next 12 to 18 months.

Todd Van Fleet — First Analysis — Analyst
     Yes, yes. Okay. And then I guess maybe have you guys done any work on — do you have any idea how possible it is for Arizona to push inmates out of the state system into the counties or at least keep inmates that — keep the inmates of under a year on their sentence, push them back to the counties, is there even an opportunity for the state to do that or do you not know enough about it?

George Zoley — The GEO Group — Chairman & CEO
     We don’t know enough.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     Every state seems to have a bit of that dynamic, but in each state it’s different how long an inmate can stay in the county lock-up before they’re supposed to be transferred. There was a lawsuit many years ago filed in Texas by a group of counties that were upset that the state wasn’t taking prisoners quickly enough off of their financial obligations to the state. In many states, the states pay the counties something for holding prisoners once they’ve been convicted of a state crime for which they should be doing state prison time. It’s different from state to state. I honestly don’t know the situation in Arizona.

George Zoley — The GEO Group — Chairman & CEO
     I think it’s a tough play. I think it’s a popular idea once again from California or across the country, but I think there’s an inherent limitation as to what the capacity is for these local jails to handle any additional state prisoners and historically in states like Texas the overcrowding, I think, was 15,000 to 20,000, so I don’t know that they have much capacity in Arizona at this present time.

Todd Van Fleet — First Analysis — Analyst
     Okay.

Wayne Calabrese — The GEO Group — Vice Chairman & President
     If the thought is to try and get local DAs to undercharge or something like that, I don’t think that’s been effective anywhere.

Todd Van Fleet — First Analysis — Analyst
     Yes. Thanks, guys.

Operator
     That concludes the Q&A session. I’d now like to turn the call back over to management.

George Zoley — The GEO Group — Chairman & CEO
     Well, thank you very much for participating in this call a And we look forward to addressing you again.

Operator
     Ladies and gentlemen, that concludes the presentation. Thank you for your participation. You may now disconnect. Have a great day.